

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

<u>Via E-mail</u>
Edward H. Murphy
President and Chief Executive Officer
IZEA, Inc.
150 N. Orange Avenue
Suite 412
Orlando FL 32801

> **Re:** **IZEA, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 18, 2012**
> **File No. 333-181916**

Dear Mr. Murphy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the disclosure on page 9 and elsewhere in your prospectus that 9,654,063 shares of common stock may become issuable upon the conversion of your convertible promissory notes with principal amounts totaling $625,000, as well as your intent to repay a portion of that debt from the net proceeds of this offering. Please expand your disclosure on this page, in your dilution section, in the risk factor on page 18 and in any other applicable section of your prospectus to clarify that the promissory note issued on May 4, 2012 will automatically convert into shares of your common stock if you complete a public offering of your securities for gross proceeds of not less than $10,000,000. Your revised disclosure should indicate the number of shares of your common stock that may be issued upon the conversion of that note.

2. Please revise your artwork to clarify that the statement regarding your status as

"pioneers" in the industry is your belief.

Prospectus Summary, page 1

3. Please revise the graphics on page 3 to clarify that the "legal" compliance you provide is FTC legal compliance.

 "Our promissory notes have a future determined conversion price…" page 18

4. In order to provide context for your reference to possible dilution, revise your disclosure to state the number of shares of stock currently outstanding and that are anticipated to be outstanding upon conclusion of this offering.

Use of Proceeds, page 23

5. We note the disclosure in the chart that you will apply $550,000 of your net proceeds from this offering to paying your outstanding promissory notes. However, the footnote to this table indicates that you will utilize approximately $628,000 of the net proceeds to repay these notes. Please revise or advise.

Revenues…, page 27

6. We note your response to comment 19 from our letter dated July 3, 2012 as well as your disclosure on page 36 that revenue from your PayPerPost and InPost Links platforms is expected to decline as a percentage of your total revenue and that these platforms are not the focus of your business going forward. We further note that these platforms represented 30% of your revenues for the fiscal year ended December 31, 2011. Please expand your disclosure in this section to address whether you expect a continued decline in the total amount of revenue attributed to these platforms. Your disclosure should discuss the impact such reduced revenue may have on your ability to increase revenue in 2012.

7. We note your response to comment 20 from our letter dated July 3, 2012. Please expand your disclosure to include the information contained in your response in the prospectus.

Our Platforms, page 35

8. We note your references throughout this section to competitors' services and products. Please revise your disclosure to clarify how your products and services are similar to and distinguishable from the competitors' products identified herein.

9. Please expand your disclosure to briefly explain, with respect to each platform, how you derive revenue from the relevant products and services. For example, explain how you derive revenue from the Staree platform. Disclose what portion of revenue generated

from your IZEAMedia platform you share with the publishers who display the advertising on their blogs. Disclose if and how the 50 million impressions per month on IZEAMedia relate to the revenue you receive from advertisers.

10. Please expand your disclosure to clarify your reference to the "targeted display advertising" used on your IZEAMedia platform. In addition, we note your reference on page 27 to placement of this advertising on certain IZEA "online properties." Identify these properties.

11. Please expand your disclosure to clarify how Staree helps individuals "better monetize" their content. Indicate when you anticipate expanding the release of this platform.

12. We note your disclosure on page 36 that SocialSpark, SponsoredTweets and WeReward together represented 70% and 78% of total revenue in the year ended December 31, 2011 and the three months ended March 31, 2012. You also indicate that PayPerPost and InPost Links represented 30% and 14% of your total revenue for the same periods. It appears that these amounts would equal greater than 100% of your revenue for the three months ended March 31, 2012. We also note that these percentages appear to be inconsistent with the percentages provided in response to comment 27 from our letter dated July 3, 2012. Please revise or explain. In addition, please revise your disclosure on page 36, if true, to clarify that the percentages of revenue disclosed for these platforms includes both sponsored revenue and service fee revenue attributable to the relevant platforms.

Revenue Model, page 41

13. We note your response to comment 28 from our letter dated July 3, 2012. Please further explain to what the minimum balance thresholds relate. For example, do they represent a minimum order from an advertiser that a publisher must complete before cashing out?

Government Regulation, page 43

14. We note your response to comment 6 from our letter dated July 3, 2012 and your revised disclosure on page 2 stating that in all platforms advertisers have the ability to review the publishers' content prior to publishing. However, your disclosure on page 44 indicates that advertisers only have the ability to review their sponsored content before it is published and request a change prior to publication in the case of SponsoredTweet and SocialSpark. Please explain.

15. We note your response to comment 33 from our letter dated July 3, 2012. Please explain how the FTC Survival Guide is "widely disseminated among [y]our platform users" as disclosed on page 44, or revise your disclosure to clarify whether and how you direct your advertisers and publishers to your website for this information.

You may contact Leigh Ann Shultz, Staff Accountant, at 202-551-3628 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at 202-551-3367, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Spencer G. Feldman, Esq.